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                              November 30, 2023

       Harold Meloche
       Chief Financial Officer
       Conifer Holdings, Inc.
       3001 West Big Beaver Road
       Suite 200
       Troy, MI 48084

                                                        Re: Conifer Holdings,
Inc.
                                                            Form 10-K For
Fiscal Year Ended December 31, 2022
                                                            Filed March 27,
2023
                                                            File No. 001-37536

       Dear Harold Meloche:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed March 27,2023

       Non-GAAP Financial Measures, page 44

   1. In the reconciliations of your non-GAAP financial measures, we note that you present adjustments "net of
tax." Please revise your disclosures and reconciliations, in future filings, to present
income taxes as a separate adjustment and to provide a clear explanation of how the tax impacts
are calculated. Refer to Question 102.11 of the Non-GAAP
                                                        Financial Measures
Compliance & Disclosure Interpretations.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.
 Harold Meloche
Conifer Holdings, Inc.
November 30, 2023
Page 2




FirstName LastNameHarold Meloche      Sincerely,
Comapany NameConifer Holdings, Inc.
                                      Division of Corporation Finance
November 30, 2023 Page 2              Office of Finance
FirstName LastName